Exhibit 99.1

Cango Inc. Announces Third Amendment to Share-Settled Crypto Mining Assets Acquisitions

HONG KONG, June 4, 2025 -- Cango Inc. (NYSE: CANG) ("Cango" or the "Company") today announced that it has entered into the third amendment (the “Third Amendment”) to the On-Rack Sales and Purchase Agreement (the “Purchase Agreement”) dated November 6, 2024 for the acquisitions of on-rack crypto mining machines with an aggregate hashrate of 18 Exahash per second through issuance of Class A ordinary shares of the Company to the sellers (the “Share-Settled Transactions”).

The Company announced signing of the Purchase Agreement on November 6, 2024, and amendments to the agreement on March 26, 2025 and April 3, 2025. The Third Amendment further adjusted the number of shares to be issued to the sellers based on the updated total number of shares of the Company outstanding on a fully diluted basis and as a result a total of 146,670,925 Class A ordinary shares of the Company will be issued to the sellers at the closing, and a total of 97,780,616 bonus shares (the “Bonus Shares”) may be issued to the sellers upon the bonus triggerring event as provided in the original Purchase Agreement.

The Third Amendment also implemented certain changes necessitated by the Company’s sale of its PRC business (the “PRC Business Disposal”), which was consummated on May 27, 2025. Under the original Purchase Agreement, the Company would be required to issue additional shares to the sellers (the “Adjustment Shares”) if the net asset value (after certain adjustments) of the Company's PRC business were to be reduced by RMB50 million or more by the end of 2026 as compared to September 30, 2024. After the Third Amendment, the Company will be required to issue the Adjustment Shares if the total consideration that the Company is entitled to receive from the PRC Business Disposal is reduced by approximately US$7.0 million (or approximately RMB50 million) (the “Threshold”) or more. Such reduction may result from (i) the amount of indemnifable losses payable by the Company to the buyer of the PRC business and (ii) the portion of the purchase price of the PRC business held back by the buyer and is finally determined not to be releasable to the Company, in each case as determined under the PRC Business Disposal agreement. To the extent such reduced amount exceeds the Threshold, the Company will be required to issue additional shares to the sellers calculated based on the excess of such reduced amount over the Threshold, and if such excess increases over time as a result of the increase in the reduced amount, additional shares will be issued by the Company to the sellers.

Upon closing of the Share-Settled Transactions as amended (and before completion of the transactions contemplated by the Definitive Agreement described below), Golden TechGen Limited (“GT”), which is expected to be the largest seller in these transactions, will own approximately 18.79% of the Company’s total outstanding shares, and all the sellers in the Share-Settled Transactions will in the aggregate own approximately 41.38% of the Company’s total outstanding shares before the issuance of any Bonus Shares or Adjustment Shares.

The Company announced on June 2, 2025 a definitive agreement (the “Definitive Agreement”) entered into among the Company’s co-founders, Mr. Xiaojun Zhang and Mr. Jiayuan Lin (collectively, the “Founders”), their holding companies, Enduring Wealth Capital Limited (“EWCL”) and the Company. Upon completion of the transactions contemplated by the Definitive Agreement, assuming the Share-Settled Transactions are consummated as amended and assuming no issuance of the Bonus Shares or Adjustments Shares, EWCL will hold approximately 2.82% of the Company’s total outstanding shares and 36.74% of the total voting power of the outstanding shares of the Company; the Founders collectively will hold 18.54% of the Company’s total outstanding shares and 12.07% of the total voting power of the outstanding shares of the Company; and GT will hold 18.79% of the Company’s total outstanding shares and 12.23% of the total voting power of the outstanding shares of the Company.

Furthermore, GT recently notified the Company that it has undergone a change of control whereby Mr. Max Hua, GT’s previous owner, no longer holds any shares in GT and three new shareholders, Mr. Ning Wang, Mr. Youngil Kim and Mr. Wye Sheng Kong, each holds one third of the total voting power of the shares of GT. Mr. Ning Wang, CFA, FRM, is a finance professional with more than 16 years of experience across equities, fixed-income and digital-asset markets. He has previously managed large, diversified investment portfolios in senior roles at global financial institutions. Mr. Youngil Kim is a seasoned professional with extensive experience in fintech, strategic planning, and business development, particularly in the crypto and blockchain industry. Mr. Wye Sheng Kong is a finance professional with rich experience in treasury management, wealth planning, banking operations. and financial advisory services. Pursuant to the Third Amendment, Mr. Ning Wang, an executive director and one of the shareholders of GT, or his successor duly approved by the board of directors of the Company, will exercise the director nomination and appointment rights previously granted to Mr. Hua by the Company from closing of the Share-Settled Transactions.

The closing of the Share-Settled Transactions is subject to certain closing conditions that are yet to be satisfied or waived and the Company is working with the relevant parties towards the closing of the Share-Settled Transactions. There can be no assurance that the closing conditions will be satisfied nor that the Share-Settled Transactions will be completed before the contemplated closing date stipulated in the Purchase Agreement or at all.

About Cango Inc.

Cango Inc. (NYSE: CANG) is primarily engaged in the Bitcoin mining business, with operations strategically deployed across North America, the Middle East, South America, and East Africa. The Company entered the crypto asset space in November 2024, driven by advancements in blockchain technology, the growing adoption of digital assets, and its commitment to diversifying its business portfolio. In parallel, Cango continues to operate an online international used car export business through AutoCango.com, making it easier for global customers to access high-quality vehicle inventory from China. For more information, please visit: www.cangoonline.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the completion, amendment or reversal of any transactions entered into, proposed or considered by Cango; Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Helen Wu

Piacente Financial Communications

Tel: +86 10 6508 0677

Email: ir@cangoonline.com

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